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August 31, 2007                                    [MAYER BROWN ROWE & MAW LOGO]


Securities and Exchange Commission                  Mayer, Brown, Rowe & Maw LLP
100 F Street, N.E.                                         71 South Wacker Drive
Washington D.C. 20549                               Chicago, Illinois 60606-4637

Attention:  Maryse Mills-Apenteng                        Main Tel (312) 782-0600
                                                         Main Fax (312) 701-7711
                                                          www.mayerbrownrowe.com
Re:  SPSS Inc.
     Registration Statement on Form S-3
     File No. 333-143802
     ----------------------------------

Ladies and Gentlemen:

     On behalf of SPSS Inc. (the "Company"), submitted herewith are the responses to the comments of the Staff on the Registration Statement referred to above, as set forth in its letter dated July 13, 2007 to Mr. Raymond Panza. This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement, which is being filed by the Company on the date hereof.

     For ease of reference, reproduced below are each of the Staff's comments, followed by the Company's response.

  1. COMMENT: Please be advised that all outstanding comments relating to the Form 10-K for the year ended December 31, 2006 as well as comments relating to the pending application for confidential treatment, if any, must be resolved before you seek acceleration of the effective date of the above-cited registration statement.

     RESPONSE: By letter dated August 2, 2007, the Staff indicated that it had no further comments with respect to its review of the Company's Form 10-K and related filings. By letter dated July 13, 2007, the Staff granted the Company's then pending application for confidential treatment.

  2. COMMENT: Please identify the natural person or persons who have sole or shared voting and/or investment power over each of the non-public entities listed in the table. This disclosure may be included in the footnotes to the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations, as well as interpretation I.60 of the July 1977 version of the telephone interpretations manual.

     RESPONSE: Please refer to the disclosure in the footnotes of the revised table of selling holders contained in Amendment No. 1 to the Registration Statement. The natural person or persons who have sole or shared voting or investment power with respect to the securities indicated opposite the name of each non-public entity listed in the table are identified in the footnotes to the table. Each entity for whom no natural person or persons are so identified has represented to the Company that it is either subject to the




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Securities and Exchange Commission
August 31, 2007
Page 2


     reporting requirements of the Securities Exchange Act of 1934 or is a wholly owned subsidiary of an entity which is subject to such reporting requirements.

  3. COMMENT: We note that you identified two of the selling shareholders as registered broker-dealers, namely Deutshe Bank Securities, Inc. and Wachovia Securities International, LTD. With respect to the registered broker-dealers, please disclose whether their shares were received as compensation for investment banking services or as investment shares. If the shares were received other than for compensation, the broker-dealers must be named as underwriters in the prospectus. Your statements to the effect that they "may be considered" underwriters both here and in the plan of distribution would then need to be revised to state that they are underwriters.

     RESPONSE: The disclosure regarding the entities identified as registered broker-dealers (RBC Capital Markets Corporation and Wachovia Securities International LTD) has been revised to reflect the Staff's comment. See Amendment No. 1 to the Registration Statement. Please be advised that the securities owned by such holders were not received as compensation for investment banking services provided to the Company.

     If we can facilitate the Staff's further review of the Registration Statement, or if the Staff has any questions, please telephone the undersigned at (312) 701-7363 or Erin McQuade, Associate General Counsel of the Company, at
(312) 651-3496.

                                            Very truly yours,

                                            /s/ David A. Schuette


                                            David A. Schuette

DAS:sz
cc: Erin McQuade